Vasogen Inc. Contact: Glenn Neumann, Investor Relations 2505 Meadowvale Blvd Mississauga, ON, Canada L5N 5S2 tel: (905) 817-2004 fax: (905) 569-9231 www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen’s ACCLAIM Results to be Presented at the
Heart Failure Society of America Meeting in September

Mississauga, Ontario (June 29, 2006) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease, today announced that results from the Company’s ACCLAIM trial of its Celacade™ technology (Celacade) in advanced chronic heart failure have been accepted for presentation at a late breaking clinical trial session of the 10th Annual Scientific Meeting of the Heart Failure Society of America (HFSA) being held in Seattle, Washington from September 10 to 13, 2006.

“An oral presentation at a HFSA late breaker clinical trial session provides another excellent opportunity to share the ACCLAIM results with the international cardiology community,” stated David Elsley, President and CEO of Vasogen. “We are currently completing the analysis of the ACCLAIM data in preparation for releasing full study results at this venue and at the World Congress of Cardiology in Barcelona, Spain, both in September. Based on our ongoing review of the data, we also look forward to providing an update on our plans to advance the commercial development of Celacade during our second quarter conference call in mid-July.”

The ACCLAIM trial enrolled 2,414 patients at 176 cardiac centers throughout North America, Europe, and Israel. The study was a double-blind, placebo-controlled trial designed to definitively assess the impact of Vasogen’s Celacade™ technology on the risk of death and cardiovascular hospitalizations in patients with advanced chronic heart failure. ACCLAIM enrolled patients with New York Heart Association Class II, III, or IV chronic heart failure and a mean left ventricular ejection fraction of less than 30%, indicating patients with advanced disease. Patients who participated in the ACCLAIM trial were taking pharmaceuticals that reflect the current standard-of-care and many had implanted cardiac defibrillators and/or cardiac resynchronization devices as clinically indicated. Study patients received monthly Celacade treatments in an outpatient clinic.

About the Heart Failure Society of America
The Heart Failure Society of America, Inc. represents the first organized effort by heart failure experts from the Americas to provide a forum for all those interested in heart function, heart failure, and congestive heart failure research and patient care. The Annual Scientific Meeting of the Heart Failure Society of America (HFSA) is the largest meeting in North America of scientists and healthcare professionals devoted to heart failure research.

-more-

…page 2, June 29, 2006

About Heart Failure
Chronic heart failure (HF) is a major public health problem that imposes a significant burden in terms of morbidity, mortality, and the utilization of health care services. It is one of the most commonly diagnosed medical conditions affecting nearly 5 million Americans and 6.5 million Europeans. Each year, in the U.S. alone, 550,000 new cases of HF are diagnosed and nearly 300,000 deaths are associated with this condition. The five-year survival rate for patients with heart failure is only 50%. Approximately 6.5 million hospital days and up to 15 million office visits are for HF care each year in the United States alone. The health care costs associated with HF are staggering, with $29.6 billion in direct and indirect costs in the United States projected for 2006. Almost 72% ($21.3 billion) of this total represents costs associated with hospital and nursing home care, and physician and other health care professionals. More Medicare dollars are spent for the diagnosis and treatment of HF than for any other diagnosis.

About Vasogen
Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The impact of the Company’s lead product, the Celacade™ technology, on reducing mortality and morbidity in advanced heart failure patients was assessed in the recently completed ACCLAIM trial. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory and neuro-vascular disorders. VP025, which is entering phase II clinical development, is the lead product candidate from this new class of drugs.

Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, statements on our future plans for Celacade and publication of results from the ACCLAIM trial, statements, concerning our partnering activities, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. Results disclosed are based on data analyzed to date and may not be confirmed upon full analysis of the detailed results of the ACCLAIM trial and additional information relating to safety and efficacy of Celacade may be discovered upon further analysis of trial data and upon further review and analysis of additional trial data. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimated”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, risks associated with the outcome of our research and development programs, the adequacy, timing and results of our clinical trials, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, including the convertible notes we issued in October 2005, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the “Risks Factors” section of our Annual Information Form and Form 40F for the year ended November 30, 2005 as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Numerical values indicating the statistical significance ("p-values") of results included in this press release are based on analyses that do not account for endpoint multiplicity, and therefore are for information only and are not intended to be used for any future regulatory submissions or in any future product labeling in jurisdictions where such uses are prohibited.

###